Stuart M. Falber

October 20, 2008 By EDGAR Transmission	+1 617 526 6663 (t) +1 617 526 5000 (f) stuart.falber@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Jeffrey Riedler
Re: Penwest Pharmaceuticals Co.
      Registration Statement on Form S-3
      Filed September 26, 2008
      File No. 333-153697
Dear Mr. Riedler:
     On behalf of Penwest Pharmaceuticals Co. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
     Amendment No. 1 is being filed in response to comments contained in the letter dated October 7, 2008 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jennifer L. Good, the Company’s President and Chief Executive Officer. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.
     On behalf of the Company, we advise you as follows:
Incorporation of Certain Documents by Reference, page 23
1.	Please revise your disclosure to incorporate by reference your most recent quarterly reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 23 of Amendment No. 1.
Exhibit 5.1 Legal Opinion
2.	We note that your Exhibit 5.1 legal opinion does not state that the debt securities and warrants registered in this offering will be “binding obligations,” as required by Item
Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
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Securities and Exchange Commission
October 20, 2008

601(b)(5)(i) of Regulation S-K. Please have Perkins Coie LLP revise its opinion to include such language.

Response:	In response to the Staff’s comment, a revised Exhibit 5.1 legal opinion from Perkins Coie LLP has been filed as Exhibit 5.1 to Amendment No. 1.
If you require additional information, please telephone the undersigned at (617) 526-6663.
Very truly yours,
/s/ Stuart M. Falber
Stuart M. Falber

cc:	Laura Crotty
Suzanne Hayes
Jennifer L. Good